UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kennedy-Wilson Holdings, Inc. (formerly Prospect Acquisition Corporation)
File No. 5-83363 CF# 24249

Malibu Partners, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D/A filed on October 30, 2009 relating to their beneficial ownership of common shares of Kennedy-Wilson Holdings, Inc.

Based on representations by Malibu Partners, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.4   through December 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Michele Anderson
                 Chief, Office of Mergers & Acquisitions